Via Facsimile and U.S. Mail
Mail Stop 6010

March 23, 2006

Mr. David E. Nelson
Chief Financial Officer
Sanguine Corporation
101 East Green Street, #11
Pasadena, CA 91105

Re: Sanguine Corporation
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Filed May 6, 2005
File No. 000-24480

Dear Mr. Nelson:

We have reviewed your March 13, 2006 response to our January 18, 2006 comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Financial Statements

Notes to the Financial Statements

Note 6 – Stock Options and Warrants

1.   In your response to part a. of prior comment one, you asserted that the registration statement being declared effective eliminated the non-registration event and removed the net-cash settlement provision. In your response, you referenced paragraph 9 of the Common Stock Purchase Warrant, which appears to have been included in Exhibit 10.2 to the Form 8-K filed on March 25, 2002. However,

based on Section 10.4 of the Subscription Agreement also included in Exhibit 10.2, it appears that you may still have been liable for the liquidated damages had the registration subsequently ceased to be effective. In this regard, we have the following comments:

a. If the net-cash settlement provision had been removed, please clarify for us how it had been removed. In so doing, please provide us the specific sections of the relevant agreements that support your assertion and tell us how Section 10.4 does not contradict your assertion. In addition, please confirm that you have fully considered the guidance in EITF 00-19 and that there are no other provisions that would have precluded the warrants from being included in permanent equity.

b. If the net-cash settlement provision had not been removed, please note that the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4, *The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19.* The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue; however, different views on this issue are outlined in Issue Summary No. 1 to EITF 05-4. Please tell us which of those views you have about the registration rights and the warrant. Please also refer to the Division of Corporation Finance's "Current Accounting and Disclosure Issues", Section II(B) - Classification and Measurement of Warrants and Embedded Conversion Features (New). You can find this at the following website: http://www.sec.gov/divisions/corpfin/acctdis120105.pdf. In addition, please tell us the value of the combined or separate, depending on your view, instrument(s) at the beginning and the end of the periods presented.

c. Section 10.4 of the Subscription Agreement also appears to indicate that a non-registration event may also have resulted if, at any time the note was outstanding, the amount of common stock covered by an effective registration statement was less than 125% of the amount necessary to allow full conversion of the debenture. As such, please provide us the information requested in part b. about how you view the accounting for the debenture and the related registration rights.

Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Oscar M. Young, Jr., Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comment. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant